UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Silicon Graphics International Corp.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	000-51333 (Commission file Number)	32-0047154 (IRS Employer Identification Number)

900 N. McCarthy Blvd., Milpitas, CA 95035 (Address of principle executive offices, including zip code)

Robert J. Nikl Executive Vice President and Chief Financial Officer Phone: (669) 900-8055 (Phone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosures:

SGI has concluded in good faith that during 2014:

a)
SGI has manufactured or contracted to manufacture products as to which tin, tungsten, tantalum and/or gold (herein referred to as 3TGs) are necessary to the functionality or production of such products.

b)
Based on a “reasonable country of origin inquiry,” SGI has reason to believe that a portion of its necessary 3TGs may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”) and has reason to believe that those necessary 3TGs may not be from recycle or scrap sources, but it is currently unknown if those 3TGs finance conflict.

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934, SGI has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report.  The Conflict Minerals Report is publically available electronically at: http://investors.sgi.com/sec.cfm.

Item 1.02     Exhibits

The Conflict Minerals Report for the calendar year ended December 31, 2014 is filed as Exhibit 1.02 hereto.

Section 2     Exhibits

Item 2.01     Exhibits

Exhibit 1.01   Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICON GRAPHICS INTERNATIONAL CORP.

Dated: May 29, 2015	By:	/s/ Robert J. Nikl
Robert J. Nikl Executive Vice President and Chief Financial Officer